Exxon Mobil Corporation

5959 Las Colinas Boulevard

Irving, TX 75039-2298

September 12, 2016

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Re:      Exxon Mobil Corporation

            Form 10-K for Fiscal Year Ended December 31, 2015

            Filed February 24, 2016

            File No. 1-02256

Dear Mr. Schwall:

The purpose of this letter is to document the discussion held with Lily Dang, during a telephone conversation on September 9, 2016 that ExxonMobil will endeavor to respond to the questions posed in the SEC’s letter dated September 8, 2016 as soon as possible, but no later than the period between October 24, 2016 and October 31, 2016.  The reason for ExxonMobil's request for additional time is due to the availability of key members of management who will be out of the office or have significant commitments over this time period.

Please do not hesitate to contact me at 972-444-1290 if you have any questions.

                                                                                          Sincerely,

                                                                                          By:   /s/ Stephen J. Kestle

                                                                                          ----------------------------------------

                                                                                          Name:   Stephen J. Kestle

                                                                                          Title:  Financial Reporting Manager

c:      Lily Dang

         Brad Skinner